UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: July 5, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom customers will use their mobile accounts to easily find, try and buy Google Play content

Amsterdam (July 5, 2012) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, and Google, a global technology leader focused on improving the ways people connect with information, today announce an agreement to deliver a new, enhanced digital entertainment experience for VimpelCom customers across its markets.

VimpelCom customers will be able to use their mobile accounts to easily find, try and buy Google Play content. The cost of any purchased app can now be simply deducted from a customer’s prepaid credit or just added to their monthly bill.

The Google Play store brings together Google digital goods including apps, games, Google Books, Google Music and Google Movies into a single unified offering. Users can access their entire library of music, videos, books, apps, and games in one place, all of which are also stored online, without the need to synchronize devices.

A dedicated “VimpelCom Channel” will make it easy for VimpelCom customers to navigate their way among the 600,000 apps available in the Google Play store. Available via the local Google Play store, the VimpelCom channel will feature dozens of apps, tailored to offer local content and services.

The “VimpelCom Channel” and mobile account payments for the Google Play store will be rolled out in VimpelCom’s operations across the globe, starting later on this year.

Mikhail Gerchuk, VimpelCom’s Group Chief Commercial Officer, said: “the collaboration with Google will provide our customers around the world with a convenient way to access and pay for millions of apps, games and songs, significantly enhancing the smartphone experience in countries where banking and credit card services are not widely used.

In most of our markets, we will be the first operator to launch mobile account payments for Google Play store and with the “VimpelCom Channel” we will bring tailored content to millions of our customers around the globe using Android smartphones” he said.

This latest agreement is part of VimpelCom’s consistent strategy of providing its customers with the best mobile internet experience, complementing its recently announced partnership with Opera Software to deliver better mobile web browsing for customers using a low-cost mobile phone.

©VimpelCom Ltd. July 5, 2012	1

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the timing of the Company’s rollout of the “App Channel” and mobile payments for the Google Play store. These and other forward-looking statements are based on management’s best assessment of the Company’s position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2012 VimpelCom had 209 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

About Google Inc.

Google is a global technology leader focused on improving the ways people connect with information. Google’s innovations in web search and advertising have made its website a top internet property and its brand one of the most recognized in the world. For more information, visit http://www.google.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd. July 5, 2012	2